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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 2 )*
                                             ---

                            AVONDALE FINANCIAL CORP.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -------------------------------
                         (Title and Class of Securities)

                                    054341102
                                    ---------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
                              ---------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 26, 1998
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* This filing amends an error on page 3, No. 9 of the Schedule 13D, Amendment No. 1, filed by the Reporting Persons on November 30, 1998. In that filing, the number of shares owned by Hovde Capital, Inc. with shared dispositive power was incorrectly stated as 330,000. The correct number is inserted with this filing.




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CUSIP NUMBER 054341102                      PAGE    2     OF    2      PAGES
                                                 --------    ---------
---------------------------------------------------------- ---------------------
     1.       NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
              PERSON

              Hovde Capital, Inc. / 52-1891904
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     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)
                                                                       (b)
--------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
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     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
              AND 2(e)

              NO
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     5.       CITIZENSHIP OR PLACE OF ORIGIN

              Incorporated: State of Delaware
--------------------------------------------------------------------------------
NUMBER OF       6.    SOLE VOTING POWER
SHARES
OWNED BY      ------------------------------------------------------------------
EACH            7.    SHARED VOTING POWER
REPORTING             304,070 SHARES
PERSON WITH   ------------------------------------------------------------------
                8.    SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
                9.    SHARED DISPOSITIVE POWER
                      304,070 SHARES
--------------------------------------------------------------------------------
     10.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              304,070 SHARES
--------------------------------------------------------------------------------
     11.      DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

              NO
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     12.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

              10.48%
--------------------------------------------------------------------------------
     13.      TYPE OF REPORTING PERSON

              CO
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